May 19, 2008
VIA FEDERAL EXPRESS
Blaise Rhodes, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	GeneLink, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2006 Filed October 16, 2007 File No. 000-30518
Dear Mr. Rhodes:
     On behalf of GeneLink, Inc. (the “Company”), this letter shall serve as a supplemental response with respect to comment no. 3 to the February 20, 2008 Staff comment letter.
     If EITF 00-21 had been applied by the Company for the fiscal years ended December 31, 2006 and 2007, the effect on revenues and net loss would not have been material. For the fiscal year ended December 31, 2006, revenues would have decreased by $27,591 and the net loss would have increased by $21,911. For the fiscal year ended December 31, 2007, revenues would have decreased $4,640 and the net loss would have increased $4,230.
     This letter shall confirm that to the extent applicable, the Company will apply EITF 00-21 with respect to the recognition of revenues of the collection kits and the lab services.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the enclosed filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the

Blaise Rhodes, Staff Accountant
May 19, 2008

enclosed filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Monte E. Taylor, Jr.
Monte E. Taylor, Jr. Chief Executive Officer